X-CHANGE FINANCIAL ACCESS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
PURSUANT TO SEC RULE 17a-5
AND CFTC REGULATION 1.10

DECEMBER 31, 2018
(Confidential)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65860

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

X-CHANGE FINANCIAL ACCESS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 South Financial Place, Suite 2900
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Oulvey	**(312) 583-0834**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **David E. Oulvey**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **X-Change Financial Access LLC** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

25 day of FEBRUARY , 2019



K MCCHRISTIAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 24, 2024



Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Member's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
X-Change Financial Access, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of X-Change Financial Access, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of X-Change Financial Access, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of X-Change Financial Access, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to X-Change Financial Access, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as X-Change Financial Access, LLC auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedule (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of X-Change Financial Access, LLC's financial statements. The supplemental information is the responsibility of X-Change Financial Access, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplementary Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2019

X_CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 5,057,171
Brokerage fees receivable	11,815,262
Receivable from clearing organization	1,065,660
Receivable from Exchange	302,054
Receivables from Broker-Dealers and	
Futures Commission Merchants	1,399,658
Other assets	647,105
TOTAL ASSETS	**$ 20,286,910**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 2,260,832
Commissions payable	2,406,516
Guaranteed payments payable	5,470,139
Total Liabilities	10,137,487
Member's Capital	10,149,423
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 20,286,910**

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

REVENUES	
Brokerage fee income	$ 72,876,666
Other income	47,468
Total Revenues	72,924,134
OPERATING EXPENSES	
Clearing, execution & related exchange expenses and fees	19,842,315
Other compensation and related benefits	17,870,518
Guaranteed payments to members	16,861,083
Commissions	8,527,817
Communications	1,785,231
Occupancy	244,943
Professional fees	156,356
Other operating expenses	1,539,338
Total Operating Expenses	66,827,601
NET INCOME	$ 6,096,533

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED DECEMBER 31, 2018

Balance-Beginning of Year	$ 9,051,838
Distributions to Member	(4,998,948)
Net Income	6,096,533
Balance-End of Year	$10,149,423

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities	
Net Income	$ 6,096,533
Adjustments:	
Increase in brokerage fees receivable, net	(5,390,399)
Decrease in receivable from	
clearing organizations	1,131,965
Increase in Receivable from Exchange	(89,678)
Increase in Receivables from Broker/Dealers	
and Futures Commission Merchant	(61,087)
Increase in Receivables from Broker/Dealers	
Increase in other assets	(224,623)
and accrued expenses	912,511
Decrease in commissions payable	(496,755)
Increase in guaranteed payments payable	3,141,246
Net Cash Flow Provided (Used) by	
Operating Activities	5,019,713
Cash Flows from Financing Activities	
Distributions to member	(4,998,948)
Net Cash Flow Provided (Used) by	
Financing Activities	(4,998,948)
Net Increase (Decrease) in Cash	
and Cash Equivalents	20,765
Cash and Cash Equivalents Balance	
at December 31, 2017	5,036,406
Cash and Cash Equivalents Balance	
at December 31, 2018	$ 5,057,171

See accompanying notes

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - X-Change Financial Access, LLC (the "Company"), an Illinois limited liability company, was organized on April 9, 2001. The Company is owned 100% by XFA Holdings, LLC ("Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The company is a member of the Chicago Board Options Exchange (CBOE) which is also its DEA. It is also a member of NYSE ARCA, NYSE AMEX, MIAX and ISE. The Company is a clearing member of the Options Clearing Corporation (the "OCC"). The company is registered as an Introducing Broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The company's principal business activity is executing securities, commodity futures and options transactions on an agency basis.

Securities Transactions - Brokerage fee income is recorded at the time of the transaction. Futures commission revenue and related expenses are recognized on a trade-date basis. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. That guidance was amended to require broker-dealers to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. Management believes the impact of the amendment to Topic 606 has no material impact on the statement of income.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2018, a significant credit concentration consisted of cash balances with BMO Harris Bank of approximately $4.7 million. Management believes the Company does not have significant exposure to any credit risk on cash.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded commodity contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. Securities and commodity contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy.

Commodity contracts traded in the options market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For options that trade in liquid markets where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy.

When applicable, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

At December 31, 2018, the Company had no assets or liabilities classified as Level 1, Level 2 or Level 3.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - INCOME TAXES

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2015, 2016 and 2017. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

NOTE 4 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan. The Company's contribution to the plan for 2018 was $343,685 and was recorded as an expense for the year ended December 31, 2018.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined.

At December 31, 2018, the Company's net capital and required net capital were $7,711,105 and $250,000, respectively.

Additionally, as a clearing member of the Options Clearing Corporation (the"OCC"), the Company is required to maintain net capital of $2,500,000.

NOTE 6.   FINANCIAL INSTRUMENTS

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not engage in the proprietary trading of derivatives.

The Company engaged in futures non-clearing activities in which counterparties primarily include broker-dealers, other futures commission merchants and other brokers. In the event counterparties did not fulfill their obligations, the Company could have been exposed to risk. The risk of default depended on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7. GUARANTEES

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements.   ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of a clearing organization that clears derivatives contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligation would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under the membership agreement cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under the agreement is remote.

NOTE 8 - COMMITMENTS

The Company leases its primary business location in Chicago through April 2021. The Company is also subject to its proportionate share of the building's operating expenses.

NOTE 8– COMMITMENTS (*Continued*)

The future minimum lease payments for the leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Totals
2018	111,935
2019	159,368
2020	163,348
2021	54,894
	$ 489,545

Rent expense incurred for the year ended December 31, 2018 was $220,945.

.

NOTE 9 – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 27, 2019, the date the financial statements were issued, noting no events requiring disclosure in the Company's financial statements:

SUPPLEMENTAL SCHEDULE

Note: The Company is exempt from provisions of SEC Rule 15c3-3. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3 and the Information relating to the Possession or Control Requirements under Rule 15c-3-3 have not been provided.

X-CHANGE FINANCIAL ACCESS LLC

COMPUTATION OF NET CAPITAL (SEC)

DECEMBER 31, 2018

```
COMPUTATION OF NET CAPITAL
    Total member's capital                              $10,149,423
    Deductions:
      Non-allowable assets:
        Brokerage fees receivable       $1,749,244
        Other assets                       647,105      2,396,349
      Haircuts on securities owned                          41,969

        NET CAPITAL                                     $ 7,711,105


COMPUTATION OF NET CAPITAL REQUIREMENT
    Minimum net capital requirement                     $         0

    Minimum dollar net capital requirement              $   250,000

    Net capital requirement                             $   250,000

    Excess net capital                                  $ 7,461,105
```

NOTE: There are no material differences between the
       computations above and the computations included
       in the Company's corresponding unaudited Form X-
       17A-5 Part II Filing as of December 31, 2018.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members and Management of
X-Change Financial Access, LLC

In planning and performing our audit of the financial statements of X-Change Financial Access, LLC (the "Company"), as of and for the year ended December 31, 2018, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB), our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of management and the Sole Member of X-Change Financial Access, LLC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2019



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of X-Change Financial Access, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3, in which (1) X-Change Financial Access LLC (the Company) stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, as the Company had no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2019

X-CHANGE **F**INANCIAL **A**CCESS LLC

Rule 15c3-3 Exemption Report

X-Change Financial Access, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated be the Securities and Exchange Commission (17 C.F.R. Sec 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under C.F.R. Sec. 240.15c3-3; and

(2) The Company had no obligations under 17 C.F.R. Sec. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2018 without exception.

The above statements are true and correct to the best of my knowledge and belief.



David E. Oulvey
Chief Financial Officer

February 27, 2019